

Mail Stop 3720

April 30, 2008

Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

      **Re: Windstream Corporation**
          **Form 10-K for Fiscal Year Ended December 31, 2007**
          **Filed February 29, 2008**
          **File No. 001-32422**

Dear Mr. Gardner:

      We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

      You should comply with these comments in future filings, as applicable.  Confirm in writing that you will do so and also explain to us how you intend to comply.  Please do so within the time frame set forth below.  Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Directors and Executive Officers, page 8

1.   Please provide all of the disclosure required by Regulation S-K Item 403.  For example, disclose the address of NFJ Investment Group L.P. and the person(s)

who have sole or shared voting or investment control over the company's shares owned by this entity. As another example, disclose by footnote the number of shares over which each person has the right to acquire beneficial ownership. Furthermore, provide a more detailed explanation of the basis of each person's ownership and explain why you have included unvested restricted shares in beneficial ownership amounts.

Management Compensation, page 11

Compensation Discussion and Analysis, page 11

2. Throughout your compensation discussion and analysis, you specifically address Mr. Gardner's compensation, but only discuss the compensation of your other named executive officer as a group. Please expand your disclosure to separately discuss and analyze each named executive officer's compensation.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3815 with any questions.


       Sincerely,


       Larry Spirgel
       Assistant Director